Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email  mail@drreddys.com

Web:   www.drreddys.com

September 18, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”)

This is to inform you that Dr. Reddy's Laboratories Limited ("Dr. Reddy's") has today, i.e., September 18, 2026, entered into an exclusive distribution and marketing agreement with Takeda Biopharmaceuticals India Private Limited ("Takeda") for Qdenga® in the private market in India (the “Agreement”). Qdenga® is a dengue vaccine developed by Takeda to protect against all four dengue virus serotypes.

Further, the details as required under Regulation 30 of the SEBI Listing Regulations read with the SEBI Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, are as hereunder:

1	Name of the entity~~(ies)~~ with whom agreement~~/ JV~~ is signed	Takeda Biopharmaceuticals India Private Limited
2	Area of agreement~~/ JV~~	Exclusive distribution and marketing of Qdenga® in the private market in India
3	Domestic/ international	Domestic (India)
4	Share exchange ratio/ JV ratio	Not applicable
5	Scope of business operation of agreement~~/ JV~~

Pursuant to terms of the Agreement, Dr. Reddy’s will be exclusively responsible for distribution and marketing of Qdenga® in the private market in India, while Takeda will retain commercialization rights in the public market in India, and will be responsible for manufacturing and importation of the vaccine.

6	Details of consideration paid/ ~~received~~ in agreement~~/ JV~~	There is no upfront consideration or milestone payment under the agreement. Other commercial terms are confidential in nature.
7	Significant terms and conditions of agreement~~/ JV~~ in brief	Pursuant to the terms of the Agreement, Dr. Reddy’s has exclusive distribution and marketing rights for Qdenga® in the private market in India.
8

Whether the acquisition would fall within related party transactions and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length

The transaction at scope is not an acquisition by either Dr. Reddy’s or Takeda.

Takeda is not a related party to Dr. Reddy’s or any of its promoter/promoter group/ group companies.

Further, promoter/promoter group/ group companies do not have any interest in Takeda.

9	Size of the entity~~(ies)~~	Not applicable
10	Rationale and benefit expected

The partnership is aligned with Dr. Reddy's strategy to strengthen its vaccines business in India and supports broader public health efforts aimed at addressing the significant burden of dengue in India.

A press release being issued in relation to the above matter is enclosed for reference.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

DR. REDDY'S LABORATORIES LTD.	CONTACT
8-2-337, Road No. 3, Banjara Hills,	Investor relationS	Media relationS
Hyderabad - 500034. Telangana, India.	Aishwarya Sitharam aishwaryasitharam@drreddys.com	SANTOSH VYAS SANTOSHVYAS@DRREDDYS.COM
CIN: L85195TG1984PLC004507
Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

Takeda and Dr. Reddy’s Laboratories Enter into Exclusive Collaboration to
Promote and Distribute QDENGA® in India’s Pediatric and Adult Private Market

•	QDENGA is India’s first CDSCO approved dengue vaccine
•

Collaboration focuses on disease awareness, promotion and distribution of Takeda’s dengue vaccine, across India’s private market for pediatric and adult vaccination, ahead of its anticipated availability in the first half of 2027

•	Collaboration combines Takeda’s global dengue and vaccine expertise with Dr. Reddy’s extensive healthcare network and commercial reach across India

Hyderabad, India; September 18, 2026: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) and Takeda Pharmaceutical Company Limited, through its Indian subsidiary Takeda Biopharmaceuticals India Private Limited (together referred to as “Takeda”) today entered into a distribution agreement under which Dr. Reddy’s will promote and distribute Takeda’s dengue vaccine, QDENGA®, across India’s private market for pediatric and adult vaccination in India. Subject to completion of applicable processes with local authorities, the vaccine is anticipated to become available in the first half of 2027.

The collaboration follows the approval of QDENGA’s marketing authorization by India’s Central Drugs Standard Control Organization (CDSCO) in July 2026 for individuals aged 4-60 years. As India’s first approved dengue vaccine, the approval marks an important milestone in the country’s efforts to strengthen dengue prevention and management.

Takeda is committed to supporting the country’s long-term dengue control efforts and enabling broad, equitable access to QDENGA. While inclusion in India’s public immunization program remains an important long-term ambition, private-market availability through Dr. Reddy’s will provide a pathway for eligible individuals to access the vaccine once it becomes available.

Through the collaboration, Takeda and Dr. Reddy’s will support healthcare-professional engagement, disease awareness, promotion and distribution of QDENGA across India’s private market for pediatric and adult vaccination, in accordance with applicable regulatory requirements.

Addressing India’s growing dengue burden

Dengue remains a significant and evolving public-health challenge in India, with reported cases increasing 11-fold over the past two decades.1 According to a nationwide dengue surveillance study conducted by the Virus Research and Diagnostic Laboratory of the Indian Council of Medical Research, all four dengue virus serotypes (DENV-1 to DENV-4) are co-circulating across multiple regions in India, with 1 in 14, patients being infected with multiple dengue serotypes concurrently.2 With dengue cases occurring year-round across India, dengue prevention and management is an urgent public-health priority.

M.V. Ramana, CEO - Global Generics, Dr. Reddy’s Laboratories said, “As the second-largest vaccine player in India, we believe the introduction of India’s first approved dengue vaccine is an important development for the country’s healthcare landscape. Through our collaboration with Takeda, we look forward to making QDENGA available to eligible individuals and contributing to efforts aimed at addressing the country’s dengue burden.”

Dr. Mahender Nayak, Head of Intercontinental Markets, International Business Unit Takeda said, “Takeda is committed to supporting India’s evolving healthcare needs and expanding access to dengue vaccination.  We welcome the recent Parliamentary Committee on Health’s recommendation to consider dengue vaccine for the Universal Immunization Program.3 This reflects the growing recognition of dengue as a significant public health challenge. In parallel, our private-market collaboration with Dr. Reddy’s will help enable timely private-market access for eligible individuals once QDENGA becomes available in India.”

Complementary strengths to amplify impact

In preparation for the anticipated availability of the vaccine in India in the first half of 2027, the strategic collaboration brings together Takeda’s and Dr. Reddy’s complementary strengths, established capabilities, and shared commitment to improving patient access in India.

Takeda, head-quartered in Japan, is a global, values-driven biopharmaceutical company committed to improving health and creating a brighter future. With a presence in around 80 countries and more than 245 years of heritage, Takeda has been discovering and delivering innovative treatments across oncology, gastroenterology, inflammation, rare diseases, plasma-derived therapies, neuroscience and vaccines to improve patient care and expand treatment options. Under this collaboration, Takeda will contribute its global expertise in dengue prevention and vaccine science, as well as deep experience in disease education and medical, regulatory, and brand strategy. Dr. Reddy's is the exclusive partner for the promotion and distribution of QDENGA in the private market for pediatric and adult vaccination. Takeda retains the rights to promote and distribute QDENGA in India’s public market. In addition, Takeda retains legal ownership as well as overall medical and brand oversight rights of QDENGA in India.

The collaboration with Dr. Reddy’s forms part of Takeda’s long-term commitment to supporting India’s evolving healthcare needs and broader dengue-prevention efforts. Continued cross-sector collaboration will be important to advancing surveillance, awareness, vector control and community engagement.

Since 2022, Takeda’s dengue vaccine has been approved in 43 countries including India. More than 32 million doses have been distributed worldwide through public and private programs across Indonesia, Thailand, Malaysia, and Vietnam in Asia, as well as in Latin America and Europe, including Brazil’s National Immunization Program and public programs in Argentina, Colombia, Indonesia and Thailand. The World Health Organization (WHO) has recommended the vaccine without pre-vaccination screening for use in high endemic countries.4 It has been listed in the WHO’s List of Prequalified Vaccines, underscoring its quality and suitability for public vaccination programs to help address the global dengue threat.5

About QDENGA (TAK-003)6

QDENGA (TAK-003) is a live-attenuated tetravalent dengue vaccine, built on a DENV-2 backbone with structural proteins from DENV-1, DENV-3, and DENV-4, enabling broad immune coverage across all four dengue serotypes. The vaccine is administered as a two-dose regimen, given three months apart. TAK-003 is a comprehensively studied dengue vaccine, with more than 60,000 participants in the global clinical program across eight dengue-endemic countries (Brazil, Colombia, Panama, the Dominican Republic and Nicaragua, Philippines, Thailand and Sri Lanka). The seven-year pivotal Phase 3 TIDES (Tetravalent Immunization against Dengue Efficacy Study, DEN-301) trial, which was Takeda’s largest interventional clinical study to date, was designed in accordance with WHO guidance for second-generation dengue vaccines. Overall efficacy was seen across all four dengue virus serotypes through seven years, highlighting the durability of the vaccine’s safety and efficacy profile across diverse populations worldwide.

About Takeda: Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than 245 years.

For near 30 years, Takeda has been bringing innovative medicines to patients in India, with capabilities spanning R&D, manufacturing, commercial operations and its Global Capability Centre in Bengaluru. Takeda remains committed to supporting India’s evolving healthcare needs and advancing access to innovative medicines and vaccines. For more information, visit www.takeda.com.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2026. The company assumes no obligation to update any information contained herein.

References

1 Baruah, Kalpana. (2021). DENGUE IN INDIA: TEMPORAL AND SPATIAL EXPANSION IN LAST TWO DECADES. https://www.researchgate.net/publication/352156283_DENGUE_IN_INDIA_TEMPORAL_AND_SPATIAL_EXPANSION_IN_LAST_TWO_DECADES

2 Deshpande G, Tadkalkar N, Narayan J ... Pan- India molecular surveillance of dengue serotypes, 2023-2025. International Journal of Infectious Diseases, 2026; 170. https://www.ijidonline.com/article/S1201-9712(26)00532-1/fulltext

3 Rajya Sabha Secretariat, August 7, 2026. https://www.pib.gov.in/PressReleasePage.aspx?PRID=2296281®=48&lang=1

4 World Health Organization, WHO position paper on dengue vaccines, May 3, 2024. https://www.who.int/publications/i/item/who wer-9918-203-224

5 World Health Organization, WHO prequalifies new dengue vaccine, May 15, 2024. https://www.who.int/news/item/15-05-2024-who-prequalifies-new-dengue-vaccine

6 Takeda, New Phase 3 Data Show Takeda’s Dengue Vaccine Delivers 7 Years of Sustained Protection Against Infection and Hospitalization, November 3, 2025. https://www.takeda.com/newsroom/newsreleases/2025/dengue-vaccine/